NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

March 24, 2022

TSX.V: ODV

March 24, 2022

Dear Fellow Shareholder:

We are pleased to invite you to our annual and special meeting of shareholders of Osisko Development Corp. (the "Corporation") to be held on April 26, 2022 at the Montréal offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4.

In light of the ongoing public health concerns related to coronavirus ("COVID-19") all shareholders of the Corporation (the "Shareholders") are urged to vote on the matters before the meeting by proxy which can be submitted electronically, by mail, or by phone as further described herein. We ask that, in considering whether to attend the meeting in person, Shareholders follow, among other things, the instructions of the Provincial Public Health Agency. You should not attend the meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days prior to the meeting. We reserve the right to take any additional precautionary measures we deem appropriate in relation to the meeting in response to any developments in respect of COVID-19. Changes to the Meeting date and/or means of holding the meeting may be announced by way of press release, which will be filed on SEDAR (www.sedar.com) under the Corporation's issuer profile. Please monitor the Corporation's press releases and the Corporation's website for updated information up until the date of the meeting. We do not intend to prepare an amended management information circular in the event of changes to the meeting format.

At this meeting, we will update you on activities and progress in establishing the Corporation as a premier gold development company in North America. Including the advancement of the Cariboo gold, with the objective of becoming the next mid-tier gold producer.

Last year provided no shortage of challenges for the gold sector despite an economic, fiscal, and monetary backdrop that was broadly expected to be constructive for the gold price and related equities. Nonetheless, we persevered with the de-risking initiatives we had previously outlined, and we are extremely pleased with the progress we achieved despite the uncertainties related to the Covid-19 pandemic.

The Corporation recently entered into an agreement to acquire the high-grade Trixie gold mine and prolific East Tintic mining district in Utah. The Trixie project is anticipated to add meaningful low-cost production to the Corporation with low capital expenditure requirements. The Tintic opportunity is a quality high grade opportunity and we look forward to closing the transaction and continuing what Osisko does best and unlock the geological potential of this historic camp.

The ongoing work at Cariboo has advanced our environmental assessment and feasibility study activities bringing us closer to our major milestones. Permitting is underway for a 4,750-tpd operation. The permitting cycle is in good shape, and we anticipate the granting of the permit in the second half of 2022 and completion of the feasibility study in the first half of 2022. In addition, we completed 158,000 meters of drilling at the Cariboo project in 2021. The exploration model and metallurgical test work at Cariboo continue to increase the value of the project, which remains an exceptional opportunity in Canada.

The San Antonio project continues to provide near surface exploration results and more work will be required to develop its upside. We are expecting first gold production imminently.

TSX.V: ODV

We are also pleased to highlight our recently announced financings which include; the closing of the Corporation's bought deal financing of $103.5 million of which approximately $63 million are subscription receipts, combined with a non-brokered subscription receipt financing, the first tranche in the amount of $US84.4 million and a second tranche of up to $US35.5 million which is expected to close shortly. The conversion of the subscription receipts are subject to certain conditions. The aggregate gross proceeds of $CAD254.5 million will provide the Corporation with the financial resources to develop its projects and meet its objectives.

I want to thank all of our shareholders and stakeholders for their support throughout 2021, and we continue to work hard for shareholders to ensure we advance the development of our portfolio of assets.

During the meeting, you will be asked to:

i. Approve the Election of Directors;

ii. Approve the appointment of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. as Auditor of the Corporation and to mandate the Board of Directors to fix its remuneration;

iii. Approve the Corporation's existing Stock Option Plan;

iv. Approve the Consolidation; and

v. Transact any other business that may come before the meeting.

Our management information circular provides you with the information that will assist in formulating your decision for your vote.

If you cannot attend the meeting, we urge you to exercise your vote by completing the proxy form.

Should you have any questions about our activities or the matters to be dealt with at the meeting, you can reach us by sending an email at Chair@osiskodev.com or info@osiskodev.com.

Yours truly,

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of OSISKO DEVELOPMENT CORP. (the "Corporation") will be held on April 26, 2022 at 2:00 p.m. (Eastern Daylight Time). The Meeting will be held at the Montreal offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4, for the following purposes:

1. To receive the audited financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, as the Corporation's independent auditor for the fiscal year 2022 and to authorize the directors to fix its remuneration;

4. To consider and, if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (as more particularly described in the management information circular that accompanies this Notice of Annual Meeting (the "Circular"));

5. To consider and, if deemed advisable, to pass, with or without amendments, a special resolution in the form set forth in the Circular authorizing an amendment to the articles of the Corporation to effect a consolidation (the "Consolidation") the outstanding common shares of the Corporation (the "Common Shares") on the basis of one post-Consolidation Common Share for a number to be determined within a range of two (2) and three (3) pre-Consolidation Common Shares (the "Range") and authorizing the directors of the Corporation to determine the final Consolidation ratio within such Range; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Your participation is important to us. In the event you cannot participate, we urge you to express your support by voting, using your proxy in advance of the meeting, on the various proposals that will be putting forward at the Meeting, which are further described in the Circular.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares at the close of business on March 14, 2022. For information on how you may vote, please refer to Part 1 of this Circular.

Montréal, Québec, March 24, 2022.

By Order of the Board of Directors,

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of Osisko Development Corp. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares" and the holders of the Common Shares, the "Shareholders") to be held on April 26, 2022 at the time and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at March 14, 2022 and all currency amounts are shown in Canadian dollars. The Meeting will be held at the Montréal offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4.

In view of the coronavirus ("COVID-19") situation, we encourage shareholders to not attend the Meeting in person, if they are experiencing any symptoms of COVID-19, including fever, cough or difficulty breathing. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered shareholders and proxy holders entitled to attend and vote at the Meeting. As always, we encourage shareholders to vote their shares prior to the Meeting in accordance with the instructions provided herein.

PART 1: GENERAL PROXY INFORMATION

1.1 Solicitation of Proxies

Management of the Corporation is soliciting proxies from Shareholders for the Meeting. In addition to solicitation by mail, proxies may be solicited by personal interview, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. Solicitation of proxies by Management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation.

1.2 Record Date

The directors have fixed March 14, 2022, as the record date for the determination of Shareholders entitled to receive notice of the Meeting (the "Record Date"). Only Shareholders of record on the Record Date and their duly appointed proxyholders are entitled to attend and vote at the Meeting.

1.3 Who can vote?

Registered and beneficial Shareholders

You have the right to vote if you owned Common Shares of the Corporation on March 14, 2022. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders' register maintained by our transfer agent, TSX Trust Company. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common shares outstanding and principal holders of our Common Shares

As of the Record Date, the Corporation had 142,764,305 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 14, 2022, the following entity beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares of the Corporation:

Shareholder	Number of Common Shares	Percentage of Issued Capital
Osisko Gold Royalties Ltd	100,000,100	70%

1.4 How to vote?

You can vote at the Meeting or by proxy. Voting by proxy means you are giving someone else the authority to vote your shares on your behalf (called your proxyholder).

Completing the proxy form

This package includes either a proxy form (for registered holders) or voting instruction form (for beneficial holders) that includes the names of the Corporation's officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your proxy form or voting instruction form and do not specify how you want to vote your shares, one of these officers will vote your shares FOR the items.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the form, or by completing another proxy form. The person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If there are changes or new items, your proxyholder has the discretionary authority to vote your shares on these items as he or she sees fit.

Returning your proxy form

To be effective, you must return your completed proxy form or voting instruction no later than 2:00 p.m. (Eastern Daylight Time) on April 22, 2022.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Québec) before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

With respect to matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying form of proxy will vote the Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your proxy form will vote or withhold from voting in accordance with your instructions on any ballot that may be called for. The proxy will confer discretionary authority on the nominee with respect to matters identified in the proxy form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee's best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or at the Meeting in one of the following ways:

Voting by proxy

Internet

Go to www.voteproxyonline.com and follow the instructions on screen. You will need your control number, which appears below the record date on the proxy form.

Fax

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, TSX Trust Company, Attention: Proxy Department, at 416-595-9593.

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: TSX Trust

Company, Attention: Proxy Department, 100 Adelaide, Suite 301, Toronto, Ontario, M5H 4H1, Canada.

By appointing someone to attend the Meeting

This person does not need to be a Shareholder. Strike out the names that are printed on the form and print the name of the person you are appointing as your proxyholder in the space provided. Complete your voting instructions, sign and date the form. Make sure the person you are appointing is aware that he or she has been appointed and attends the Meeting on your behalf. Your proxyholder should confirm to TSX Trust Company his/her attendance upon registration at the Meeting.

PART 2: INSTRUCTIONS FOR THE MEETING

2.1 Instructions for the Meeting

The Meeting will held on April 26, 2022 at 2:00 p.m. (Eastern Daylight Time). The Meeting will be held at the Montreal offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4. In order to support efforts to contain the spread of COVID-19 and to protect the health and safety of its shareholders, employees, families and others who usually attend such meeting, and to comply with the rules and guidance provided by the Province of Québec regarding COVID-19, the Corporation will limit attendees as required and in accordance with the gathering restrictions implemented by the Government of Québec at the time of the Meeting. Depending on the circumstances, the Corporation may not be able to accommodate in-person attendance by all eligible Shareholders and access may be restricted on a first come first served basis. In the event we determine that it is not possible or advisable for our shareholders to attend the Meeting in person, we will promptly notify shareholders and communicate any changes by way of press release.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting and vote during the Meeting.

Shareholders who wish to appoint a person other than the Management Nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form.

2.2 How to Vote

You have two ways to vote your Common Shares:

• by submitting your form of proxy or other voting instruction form as per instructions indicated; or

• during the Meeting when called for.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote, when called for, during the Meeting. Non-registered Shareholders are required to contact TSX Trust Company at TMXEInvestorServices@tmx.com by 2:00 p.m. (Eastern Daylight Time) on April 22 to be able to vote at the Meeting.

2.3 Voting Results

Following the Meeting, a news release announcing the voting results will be filed with the Canadian securities regulatory authorities on SEDAR (www.sedar.com) under the Corporation's issuer profile.

2.4 Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two (2) categories: (i) those who object to their identity being known to the issuers of securities which they own ("OBOs"); and (ii) those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer ("Regulation 54-101"), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a NOBO and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a NOBO, you can expect to receive a scannable VIF from TSX Trust Company. Please complete and return the VIF to TSX Trust Company in the envelope provided or by facsimile. In addition, internet voting instructions can be found on the VIF. TSX Trust Company will tabulate the results of the VIFs received from the Corporation's NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

If you are an OBO, the Corporation will also pay for brokers and intermediaries to send the Notice of Meeting, Circular and VIF directly to you. Please complete and return the VIF to Broadridge in accordance with the instructions provided on such VIF.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Regulation 54- 101 allows a Beneficial Shareholder who is a NOBO or an OBO to submit to the Corporation or an applicable intermediary any document in writing that requests that the NOBO, OBO or a nominee of the NOBO and OBO be appointed as proxyholder. If such a request is received, the Corporation or an intermediary, as applicable, must arrange, without expenses to the NOBO and OBO, to appoint such NOBO, OBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Corporation or the intermediary receives such written instructions from the NOBO or OBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 2:00 p.m. (Eastern Daylight Time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO, or OBO, or a nominee of the NOBO or the OBO be appointed as proxyholder and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered Shareholders of the Corporation as set forth on the list of registered Shareholders of the Corporation as maintained by the registrar and transfer agent of the Corporation, TSX Trust Company, unless specifically stated otherwise.

2.5 Revoking Your Proxy

Registered Shareholders

You can revoke a vote you made by proxy in any one of three ways:

1. Complete a new proxy form that is dated later than the proxy form you want to revoke, and then mailing it to TSX Trust Company, so they receive it by 2:00 p.m. (Eastern Daylight Time) on April 22, 2022;

2. Send a notice in writing from you or your attorney to our Investor Relations department by 2:00 p.m. (Eastern Daylight Time) on April 22, 2022; or

3. Provide a notice in writing from you or your attorney to the Chair of the Meeting at the Meeting or, if it is adjourned, when the meeting resumes.

2.6 Electronic Delivery of Material

You have the option to receive certain disclosure documentation from the Corporation electronically, by email notification inviting you to access documentation online on SEDAR (www.sedar.com) under the Corporation's issuer profile or in the "Investor Information" section of the Corporation's website at www.osiskodev.com. Delivery in electronic format, rather than paper, reduces costs to the Corporation and benefits the environment.

Registered Shareholders can consent to electronic delivery by completing and returning the proxy form accompanying this Circular to TSX Trust Company. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from their intermediary. If you do not consent to receive documentation through email notification, you will continue to receive documentation by mail.

If you wish to receive (or continue to receive) quarterly financial statements and Management's Discussion and Analysis (the "MD&A") by mail during the fiscal year 2022, you must check the appropriate box on the form of proxy (if you are a registered Shareholder) or voting instruction form (if you are a non-registered Shareholder). If you do not make this request, quarterly reports will not be sent to you. Financial statements and MD&A are available on the Corporation's website at https://osiskodev.com/investors/#financial-reports.

PART 3: INTEREST OF CERTAIN PERSONS

OR COMPANIES IN THE MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting, other than the election of directors and the appointment of auditors.

PART 4: BUSINESS OF THE MEETING

The Meeting will be held in order to:

1. Receive the audited financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon;

2. Elect the directors of the Corporation for the ensuing year;

3. Appoint PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. ("PwC"), a partnership of Chartered Professional Accountants, as the auditor of the Corporation for the fiscal year 2022, and to authorize the directors to fix the remuneration to be paid to the auditor;

4. Consider and, if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (as more particularly described in this Circular);

5. Consider and, if deemed advisable, to pass, with or without amendments, a special resolution in the form set forth in the Circular authorizing an amendment to the articles of the Corporation to effect a consolidation (the "Consolidation") the outstanding common shares of the Corporation (the "Common Shares") on the basis of one post-Consolidation Common Share for a number of pre-Consolidation Common Shares to be determined within a range of two (2) and three (3) pre- Consolidation Common Shares (the "Range") and authorizing the directors of the Corporation to determine the final Consolidation ratio within such Range; and

6. Transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

4.1 Receipt of Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2021, and the report of the auditor thereon will be submitted at the Meeting. These audited financial statements and the MD&A were sent to all Shareholders who requested them in conjunction with this Notice of Annual Meeting of Shareholders and Circular. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2021, are available on SEDAR (www.sedar.com) as well as on the Corporation's website (https://osiskodev.com/investors/#financial-reports).

4.2 Election of Directors

The Management is supervised by the Board of Directors (hereinafter called the "Board of Directors" or "Board") as per the Canada Business Corporations Act. The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. Our articles of continuation provide that our Board shall consist of a minimum of one (1) and a maximum of ten (10) directors.

Ms. Joanne Ferstman and Mr. John Burzynski will not be standing for re-election as directors of the Corporation, and their tenure as directors will end on April 26, 2022 following the Meeting. The members of the Board of Directors would like to express their appreciation to Ms. Ferstman and Mr. Burzynski for their contribution and services since the launch of the Corporation. As such, they are not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting for the ensuing year. A total of six (6) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following table sets out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("Options"), deferred share units ("DSUs"), restricted share units ("RSUs"), or Common Share purchase warrants ("Warrants") of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 14, 2022. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability.

Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Present Principal Occupation and Positions
Nominee Director	Held during the Preceding Five Years	Holdings(4)

MARINA KATUSA(1)(2)
British Columbia, Canada

Age: 38
Status: Independent(3)
Director since: May 20, 2021

Areas of Expertise:

● Financial
● General Management
● Governance
● Government Relations
● Human Resources
● Mergers/Acquisitions
● Sustainability
● Technical/Mining

Ms. Katusa has over fifteen years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She is currently a member of the Board of Directors of Silvercorp Metals Inc. and was previously on the Board of Family Services of Greater Vancouver.

She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

Public Board Membership in the past 5 years and Interlocking Directorships:

● Silvercorp Metals Inc. ─ No interlock

Common Shares: 200,000 DSUs: 27,030 Warrants:100,000
Ownership Requirement(5) Target attained

2021 MEETING ATTENDANCE
Board of Directors		6 of 6 (100%)
Environmental and Sustainability Committee		n/a

MICHÈLE MCCARTHY(6)(7)(8)
Ontario, Canada

Age: 63
Status: Independent(3)
Director since: November 25, 2020

Areas of Expertise:
● Financial
● Governance
● General Management
● Government Relations
● Human Resources
● International Business
● Mergers/Acquisitions
● Sustainability

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation, and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy serves on the boards of the McMichael Foundation, The Rekai Centres and the Honourable Company of Freemen of the City of London in North America. She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors on March 2, 2022.

DSUs:32,650
Ownership Requirement(5) Target to be attained by November 2023

Present Principal Occupation and Positions
Nominee Director	Held during the Preceding Five Years	Holdings(4)
Public Board Membership in the past 5 years and Interlocking Directorships:
● Bitcoin Well Inc. - No interlock
● Big 8 Split Inc. (2014 - 2018)
● G2 Goldfields Inc. (2010 - 2019)
● Equity Financial Holdings Inc. (2014 - 2017)
2021 MEETING ATTENDANCE
Board of Directors		10 of 10 (100%)
Audit and Risk Committee		4 of 4 (100%)
Governance and Nomination Committee		4 of 4 (100%)
Special Committee		3 of 3 (100%)

DUNCAN MIDDLEMISS(6)(8)(9)
Ontario, Canada

Age: 59
Status: Independent(3)
Director since: November 25, 2020

 Areas of Expertise:

● Governance

● Financial

● General Management

● Government Relations

● Human Resources

● Mergers/Acquisitions

● Sustainability

● Technical/Mining

Mr. Duncan Middlemiss is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.

Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association and remains active in the organization.

Mr. Middlemiss holds B.Sc. in mining engineering at Queen's University.

Public Board Membership in the past 5 years and Interlocking Directorships:

● Wesdome Gold Mines Ltd. ─ No interlock

● IDM Mining Ltd. (2017 - 2019)

DSUs: 32,650
Ownership Requirement(5) Target to be attained by November 2023
2021 MEETING ATTENDANCE
Board of Directors		10 of 10 (100%)
Audit and Risk Committee		4 of 4 (100%)
Human Resources Committee		6 of 6 (100%)
Special Committee		3 of 3 (100%)

CHARLES E. PAGE(7)(8)(9)
Ontario, Canada

Age: 70
Status: Independent(3)
Lead Director since:
November 25, 2020

Areas of Expertise:
● Governance
● Financial
● General Management
● Government Relations
● Human Resources
● International Business
● Mergers/Acquisitions
● Sustainability
● Technical/Mining

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012.

Mr. Page was appointed to the Board of Directors of the Corporation as a nominee of Osisko Gold Royalties Ltd ("Osisko Gold") in accordance with the terms and conditions of an Investment Agreement. He is designated as Lead Director of the Corporation by the Board of Directors.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Public Board Membership in the past 5 years and Interlocking Directorships:

● Osisko Gold – Interlock with Sean Roosen
● Unigold Inc. –  No Interlock
● Wesdome Gold Mines Ltd. (2015 - 2019)

Common Shares: 25,000 DSUs: 49,070 Warrants: 12,500
Ownership Requirement(5) Target to be attained by November 2023

Present Principal Occupation and Positions
Nominee Director	Held during the Preceding Five Years	Holdings(4)
2021 MEETING ATTENDANCE
Board of Directors		10 of 10 (100%)
Human Resources Committee		6 of 6 (100%)
Governance and Nomination Committee		4 of 4 (100%)
Special Committee		3 of 3 (100%)

SEAN ROOSEN(2)
Québec, Canada

Age: 58
Status: Non Independent(3)
Director since: November 25, 2020

Areas of Expertise:
● Governance
● Financial
● General Management
● Government Relations
● Human Resources
● International Business
● Mergers/Acquisitions
● Sustainability
● Technical/Mining

Mr. Sean Roosen is the Chair of the Board and Chief Executive Officer of the Corporation. He is a founding member and Executive Chair of Osisko Gold since November 25, 2020. Prior to that, he was Chief Executive Officer and Chair of the Board of Directors of Osisko Gold. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko Gold. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Public Board Membership in the past 5 years and Interlocking Directorships:

● Osisko Gold ─ Interlock with Charles E. Page
● Osisko Mining Inc. ─ No Interlock
● Osisko Green Acquisition Limited ─ No Interlock
● Victoria Gold Corp. (2018 - 2021)
● Barkerville Gold Mines Ltd. (2015 - 2019)
● Condor Petroleum Inc. (2011 - 2019)
● Dalradian Resources Inc. (2010 - 2018)
● Falco Resources Ltd. (2014 - 2019)

Common Shares:117,333 Options: 456,500 RSUs: 144,200 Warrants: 53,166
Ownership Requirement(5) Target to be attained by November 2023
2021 MEETING ATTENDANCE
Board of Directors		10 of 10 (100%)
Environmental and Sustainability Committee		2 of 2 (100%)

ÉRIC TREMBLAY(2)(7)
Ontario, Canada

Age: 52
Status: Independent(3)
Director since: November 25,
2020

Areas of Expertise:
● Governance
● Financial
● General Management
● Government Relations
● Human Resources
● International Business
● Mergers/Acquisitions

	Mr. Éric Tremblay has more than 25 years of mine building and mine operations experience, mostly at underground mining operations, culminating in his current position as Chief Operating Officer of Dalradian Resources Inc. and in his previous position as General Manager at Canada's largest gold mine, Canadian Malartic, which is jointly owned by Agnico-Eagle Mines Limited and Yamana Gold Inc. In 2014, his team achieved a record of more than 500,000 ounces of production at a cost under $700/oz. Previously, Mr. Tremblay was General Manager at IAMGOLD's Westwood Project, where he participated in the closure of the Doyon Mine and construction of the Westwood Project. Mr. Tremblay was in charged with completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Further, while at IAMGOLD, he was General Manager of the Sleeping Giant Mine, an underground mine using multiple mining methods (long hole, shrinkage, room and pillar). His mandate was to optimize production and return the mine to profitability. Previous positions included Underground Superintendent at Cambior's Mouska Mine, Underground Captain/Project Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick's Doyon Mine, where he was involved in mine-planning, construction, development and production.	Common Shares: 2,700 DSUs: 32,650
Ownership Requirement(5) Target to be attained by November 2023

Present Principal Occupation and Positions
Nominee Director	Held during the Preceding Five Years	Holdings(4)
● Sustainability ● Technical/Mining	Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing. Public Board Membership in the past 5 years and Interlocking Directorships:

● Nighthawk Gold Corp. - No Interlock
● Talisker Resources Ltd. - No Interlock
● Dalradian Resources Inc. (2015 - 2018)
● Barkerville Gold Mines Ltd. (2019 - 2019)
2021 MEETING ATTENDANCE
Board of Directors		10 of 10 (100%)
Governance and Nomination Committee		4 of 4 (100%)
Environmental and Sustainability Committee		2 of 2 (100%)

Notes:

(1) Ms. Marina Katusa was appointed to the Board of Directors on May 20, 2021.

(2) Member of the Environmental and Sustainability Committee. Mr. Éric Tremblay is the Chair of the Environmental and Sustainability Committee.

(3) "Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").

(4) The level of securities ownership shown is at December 31, 2021.

(5) Securities Ownership Guidelines for non-executive directors were implemented in December 2020 and in August 2021, the Board of Directors adopted securities ownership guidelines for executive officers of the Corporation. The Securities Ownership Guidelines are further discussed in this Circular under the section entitled "Securities Ownership Guidelines".

(6) Member of the Audit and Risk Committee. Ms. Michèle McCarthy is Chair of the Audit and Risk Committee.

(7) Member of the Governance and Nomination Committee. Mr. Éric Tremblay is Chair of the Governance and Nomination Committee.

(8) Member of the Special Committee that was formed by the Board of Directors in October 2021 to evaluate financing proposals and make recommendations to the Board of Directors. Ms. Michèle McCarthy is Chair of the Special Committee.

(9) Member of the Human Resources Committee. Mr. Duncan Middlemiss is Chair of the Human Resources Committee.

Director Independence

A director is not independent if such director has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with the ability to exercise independent judgment.

As of the date of this Circular, five (5) of the Corporation's six (6) nominee directors are independent.

Mr. Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not meet the independence standards as an executive officer of the Corporation. As at the date hereof, Misses McCarthy and Katusa and Messrs. Middlemiss, Page and Tremblay meet the independence standards pursuant to provisions of Regulation 52-110 and Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101").

The Corporation does not have an executive committee of its Board of Directors.

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee ("HR Committee") or Board of Directors of the Corporation. However, there is one interlocking relationship, namely: Messrs. Roosen and Page whom serve on the board of directors of Osisko Gold, which is the parent company of the Corporation. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Corporate Cease Trade Orders

The information pertaining to the Corporation's cease trade orders and bankruptcies, or penalties or sanctions, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

To the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed nominee directors:

(a) is, as at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.3 Appointment of Auditor

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PwC, a partnership of chartered professional accountants, as independent auditor of the Corporation for the fiscal year ending December 31, 2022 and to authorize the directors to establish its remuneration. PwC was originally appointed on November 25, 2020, in connection with the reverse takeover transaction ("RTO Transaction").

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re- appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix its remuneration.

4.4 Approval of the Corporation's existing Stock Option Plan

At the Meeting, Shareholders will be asked to consider and if deemed advisable, to pass, with or without amendments, an ordinary resolution to approve the Corporation's existing Stock Option Plan (the "SOP").

Pursuant to the policies of the TSX Venture Exchange (the "Exchange"), a "rolling" evergreen plan is required to be re-approved by Shareholders on an annual basis at the Corporation's annual meeting.

For additional particulars on the terms and conditions of the Corporation's SOP, please refer to the heading "Options" in this Circular.

As of March 14, 2022, 2,093,600 Options are outstanding under the SOP, and a maximum of 12,182,831 additional Options may be granted (based on the current issued capital of 142,764,305 Common Shares), provided, however, that the number of Common Shares reserved for issuance from the treasury under the SOP and under all other security based compensation arrangements of the Corporation and its subsidiaries shall not exceed 10% of the issued and outstanding Common Shares of the Corporation. Notice of Options granted under the SOP must be given to the Exchange on a monthly basis. Any amendments to the SOP must also be approved by the Exchange and, if necessary, by the Shareholders, prior to becoming effective. Existing incentive Options are not affected by the vote at the Meeting with respect to the SOP, however, the failure to receive shareholder approval for the SOP at the Meeting will result in the Corporation not being able to grant any further Options under the SOP. Accordingly, Shareholders will be asked to pass an ordinary resolution, in substantially the following form, to re-approve the SOP:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Corporation's existing Stock Option Plan, as described in this Circular, be and is hereby ratified and approved; and

2. any director or officer of the Corporation be and the same is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, including to make any changes to the SOP if required by the TSX Venture Exchange, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

Accordingly, the Board of Directors and Management are recommending that Shareholders vote FOR the approval of the Corporation's existing SOP. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the Corporation's existing SOP. The proposal requires the approval of a majority of the votes cast at the Meeting.

A copy of the Corporation's SOP is available on the Corporation's website at https://osiskodev.com/about/#governance.

4.5 Approval of the Consolidation

At the Meeting, Shareholders are being asked to consider and, if deemed appropriate, approve a new special resolution (the "Consolidation Resolution") authorizing an amendment to the articles of the Corporation to effect a consolidation (the "Consolidation") of the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for a number to be determined within a range of between two (2) and three (3) pre-Consolidation Common Shares (the "Range"), and authorizing the Board to determine the final Consolidation ratio within such Range. If the Consolidation Resolution is approved, the Consolidation may be implemented only upon a determination by the Board to ultimately proceed with the Consolidation after the Meeting. Even if the Consolidation Resolution is approved by the Shareholders, the Board may elect not to proceed with the Consolidation. In addition, the Consolidation remains subject to the approval of the Exchange.

Reasons for the Consolidation

The Corporation believes that the Consolidation will increase the trading price of the Common Shares to above the minimum listing price required to enable the Corporation to pursue a listing of its Common Shares on the New York Stock Exchange ("NYSE") in the United States. Additionally, the Corporation believes that an increase in trading price of the Shares that may result from the Consolidation could heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Shares, including certain institutional investors.

Investors may also benefit from lower trading costs associated with a higher trading price for the post- Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Shares. If the trading price for the post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares.

Consolidation Ratio to be Used

The Board believes that Shareholder approval of the Range for the Consolidation provides the Board with the maximum flexibility to achieve the desired effect of the Consolidation taking into account a number of factors, including the market conditions, the pricing of any potential offering of additional securities in the US and Canada, and the appeal to institutional investors of the market price and number of shares outstanding of the Shares, while at the same time ensuring that the Corporation remains in compliance with applicable shareholder distribution requirements of any applicable exchange listing of the Corporation. If the Consolidation Resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the Board to proceed with the Consolidation. In connection with any determination to implement a Consolidation, the Board will select the specific ratio from within the Range.

Consolidation Impact on the Number of Shares

As of March 14, 2022, the Corporation had 142,764,305 Shares issued and outstanding. Following the completion of the proposed Consolidation, the number of Shares issued and outstanding will depend on the ratio within the Range selected by the Board. If a Consolidation ratio is selected at the bottom of the Range, one post-Consolidation Share for every two (2) pre-Consolidation Common Shares, the Corporation would have approximately 71,382,152 Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Corporation's current issued and outstanding warrants, options, DSUs and RSUs, the Corporation would have approximately 13,842,176 Common Shares outstanding. If a Consolidation ratio is selected at the top of the Range, one post-Consolidation Common Share for every three (3) pre-Consolidation Common Shares, the Corporation would have approximately 47,588,102 Common Shares outstanding following completion of the Consolidation. Assuming the exercise of all of the Corporation's current issued and outstanding warrants, options, DSUs and RSUs, the Corporation would have approximately 9,228,118 Common Shares outstanding. Regardless of the Consolidation ratio selected, the exact number of post-Consolidation Common Shares will fluctuate due to the elimination of fractional Common Shares as the Consolidation is applied on an account-by-account basis. See "Fractional Shares" below.

The number of Common Shares reserved for issuance pursuant to outstanding stock options issued pursuant to the Corporation's stock option plan, the number of Common Shares underlying outstanding Share purchase warrants and other securities of the Corporation convertible into or exercisable for Common Shares will be adjusted (as applicable) to give effect to the Consolidation in accordance with their respective terms.

The Consolidation will result in some Shareholders owning "odd lots" of fewer than 100 Common Shares or "mixed lots" of less than even multiples of 100 Common Shares. Odd lot Shares (including the odd lot portion of a mixed lot) may be more difficult to sell, and brokerage commissions or other costs of transactions may be higher than the costs of transactions in standard trading units of even multiples of 100 Common Shares (referred to as "board lots").

The Board has considered these potential effects, as well as its understanding of the procedures that have been put in place by the Exchange. The Board intends to investigate the possibility of implementing an odd lot selling and/or purchase program to provide assistance to any odd lot Shareholders who experience such difficultly.

Fractional Shares

No fractional Common Shares will be issued upon giving effect to the Consolidation. All fractions of Common Shares post-Consolidation will be rounded down to the next lowest whole number and no cash will be payable in lieu thereof.

No Change in Percentage of Ownership

Except for minor variances attributable to the elimination of fractional Common Shares, the Consolidation should not materially affect any Shareholder's percentage ownership of Shares, even though such ownership will be represented by a smaller number of Common Shares. Instead, the Consolidation will reduce proportionately the number of Common Shares held by all Shareholders.

Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Common Shares immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the market price of the Common Shares following the Consolidation will be higher than the market price of the Common Shares immediately before the Consolidation or that it will equal or exceed the price to be implied from the application of the arithmetic of the Consolidation. There can be no assurance that, if the Consolidation is implemented, the Corporation's objectives with respect to the Consolidation will be achieved. There can also be no assurance that the Exchange will approve the Consolidation.

Implementation of the Consolidation

Assuming that the Consolidation Resolution receives the necessary Shareholder approval, the Consolidation is approved by the Exchange and the Board determines to implement the Consolidation, the Corporation will send a letter of transmittal (the "Letter of Transmittal") to Registered Shareholders which must be used by such Registered Shareholders to transmit their share certificates and / or direct registration system ("DRS") advices, as applicable, to TSX Trust, the transfer agent of the Corporation at 100 Adelaide Street W, Suite 301, Toronto, Ontario, M5H 4H1 in order to exchange share certificates and / or DRS advices for share certificates and / or DRS advices representing the number of Common Shares to which a Shareholder is entitled as a result of the Consolidation. No delivery of share certificates and / or DRS advices to a Shareholder will be made until the Shareholder has surrendered their currently issued share certificates and / or DRS advices and a properly completed Letter of Transmittal to TSX Trust. The Letter of Transmittal will contain instructions to Shareholders on how to surrender share certificate(s) representing pre-consolidation Common Shares to TSX Trust. TSX Trust will forward to each Registered Shareholder who has sent the properly completed Letter of Transmittal and the share certificate(s) and / or DRS advice(s), a share certificate and / or DRS advice representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate and / or DRS advice shall be deemed for all purposes to represent the number of Common Shares to which the Shareholder is entitled as a result of the Consolidation. Following the Consolidation, the Common Shares will have a new CUSIP number.

Impact of the Consolidation on Beneficial Shareholders

Beneficial shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for Registered Shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

No Dissent Rights

Under the Canada Business Corporations Act, Shareholders do not have dissent and appraisal rights with respect to the Consolidation.

Vote Required and Recommendation of Board

The Board of Directors unanimously recommends that Shareholders vote FOR the Consolidation Resolution. In order to be effective, the Consolidation Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes by Shareholders cast at the Meeting in respect of such resolution.

Unless the Shareholder directs that his or her Common Shares are to be voted against the Consolidation Resolution, the persons named in the enclosed form of Proxy intend to vote FOR the Consolidation. In the event Shareholder approval is not obtained, the Consolidation will not occur. Notwithstanding the approval of the Consolidation Resolution by the applicable margin, the Board of Directors reserves the right not to implement the Consolidation.

Consolidation Resolution

Shareholders are being asked to pass the following special resolution to approve the Consolidation subject to the Board of Directors determining to proceed with the Consolidation and to effect the Consolidation within the Range:

"BE IT IS RESOLVED THAT AS A SPECIAL RESOLUTION:

1. Osisko Development Corp. (the "Corporation") be authorized to amend its articles so that the issued and outstanding common shares (the "Common Shares") in the capital of the Corporation are consolidated (the "Consolidation") on the basis of one post-Consolidation Common Share for a number to be determined within a range of between two (2) and three

(3) pre-Consolidation Common Shares (the "Range") and the Board be hereby authorized to determine the final Consolidation ratio within such Range.

2. Notwithstanding the passing of this resolution by the shareholders of the Corporation (the "Shareholders"), the Board is hereby authorized and empowered without further notice to or approval of the Shareholders not to proceed with the Consolidation or to revoke this resolution at any time prior to the Consolidation becoming effective without further approval of the Shareholders.

3. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such person determines to be necessary or desirable or required by any regulatory authority in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

In order to give effect to the Consolidation Resolution, such resolution must be approved by an affirmative vote of not less than two-thirds (66⅔%) of the votes cast at the Meeting on the Consolidation Resolution.

Even if the Consolidation Resolution is approved by the Shareholders, the Board may elect not to proceed with the Consolidation.

The Consolidation remains subject to the approval of the Exchange.

PART 5: ABOUT OSISKO DEVELOPMENT

5.1 Corporate Governance Practices

The Corporation believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Corporation's governance framework is evolving as the Corporation continues to grow. Its governance policies also respect the rights of Shareholders and comply with the rules of the Canadian Securities Administrators ("CSA") and the Exchange.

The Board has adopted board and committee charters as well as other appropriate policies and practices. Independent directors are expected to hold in-camera meetings at each regular and ad hoc board and committee meeting. A copy of the Corporation's Code of Ethics, as well as Board and Committee charters, are posted on the Corporation's website at https://osiskodev.com/about/#governance and can be requested via email at info@osiskodev.com.

The following discussion outlines some of the Corporation's current corporate governance practices, particularly with respect to the matters addressed by Policy Statement 58-201 to Corporate Governance Guidelines (the "Canadian Guidelines") and Regulation 58-101 adopted by the CSA.

5.2 Code of Ethics

The Board has adopted a Code of Ethics applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the Lead Director, the President, the Chief Financial Officer and Vice President, Finance and other persons performing financial reporting functions.

The Code of Ethics communicates to directors, officers and employees standards for business conduct in the use of the Corporation's time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on the Corporation's business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Chief Financial Officer and Vice President, Finance and Corporate Secretary and can be reported anonymously. The Chief Financial Officer and Vice President, Finance and Corporate Secretary will report to the Audit and Risk Committee, which will report to the Board any reported alleged violations at least quarterly, or more frequently depending on the specifics of the reported alleged violation.

The President, the Chair and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation's Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest with respect to a transaction or agreement considered by the Board, he/she must disclose his/her conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit and Risk Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation's Internal Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or any other wrongdoing, including in connection with the Corporation's Code of Ethics submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and internet-based reporting system (1-877-378-7347 or ethics@osiskodev.com).

There have been no reports filed that pertain to any conduct of a director, an officer or an employee that constitutes a departure from the Code of Ethics in 2021.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation's website at https://osiskodev.com/about/#governance.

5.3 Role of the Board of Directors

The primary responsibility of the Board is to supervise the management of the business and affairs of the Corporation. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Corporation's systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Corporation expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. The Chair does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of the Corporation's stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

• Develop an understanding of the Corporation's strategy, business environment, the market in which the Corporation operates and its financial position and performance;

• Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

• Diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials in advance of the meeting date;

• Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

• Leverage experience and wisdom in making sound strategic and operational business decisions; and

• Demonstrate business acumen and a mindset for risk oversight.

A copy of the Charter of the Board of Directors is attached in this Circular as Schedule "A".

Committees of the Board

The Board has established four standing committees, namely: the Audit and Risk Committee, the Human Resources Committee, the Environmental and Sustainability Committee and the Governance and Nomination Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) evaluating the independence of the external auditors; (v) the Corporation's risk identification, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non- audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders. A copy of the Charter of the Audit and Risk Committee is attached in this Circular as Schedule "B".

The Audit and Risk Committee met four (4) times during the most recently completed financial year, and is composed of the following three (3) independent directors:

• Ms. Michèle McCarthy (Chair)

• Ms. Joanne Ferstman (not standing for re-election)

• Mr. Duncan Middlemiss

All members of the Audit and Risk Committee are "financially literate" and Ms. Joanne Ferstman is deemed to be a "financial expert", within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Corporation. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Corporation, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals' financial sophistication.

Relevant Education and Experience

The following sets out the Audit and Risk Committee members' education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Michèle McCarthy (Chair)

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation, and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy serves on the boards of the McMichael Foundation, The Rekai Centres and the Honourable Company of Freemen of the City of London in North America. She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors on March 2, 2022.

Duncan Middlemiss

Mr. Duncan Middlemiss is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.

Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association and remains active in the organization.

Mr. Middlemiss holds B. Sc. in mining engineering at Queen's University.

Joanne Ferstman

Ms. Ferstman is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of Osisko Mining Corporation. Since November 2020, she is a director of Osisko Development. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee's nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She served on the board of directors of Aimia Inc. from June 2008 to June 2017. Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp, including serving as Chair of the Audit Committee, member of the Organization & Design Committee and member of the Leaders & Mentors Committee. She also serves as a director of Cogeco Communications Inc., including serving as Chair of the Audit Committee and a member of the Strategic Opportunities Committee. In August 2018 she was appointed to the board of the directors of ATS Automation Tooling Systems Inc. and currently serves as Chair of its Audit Committee and serves as a member of the Human Resources Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Audit and Risk Committee Oversight

At no time since the commencement of the Corporation's most recent completed financial year was a recommendation of the Audit and Risk Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in Sections 2.4 and 6.1.1 of Regulation 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of Regulation 52-110.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has not adopted any specific policies and procedures for the engagement of non-audit services. However, any non-audit service shall be submitted to the Audit and Risk Committee for approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last fiscal year are as follows:

	2021	2020
Audit fees	307,968	350,000
Audit-related fees(1)	66,150	20,300
Tax fees(2)	38,325	40,912
All other fees(3)	-	24,150
Total	412,443	435,362

NOTES:

(1) Audit fees include services rendered in connection with the audit of the Corporation's annual consolidated financial statements. Audit fees were higher in 2020 primarily due to the services rendered in relation to the Filing Statement of Barolo Ventures Corp. dated as of November 20, 2020 in respect of the RTO Transaction.

(2) Audit-related fees were related to translation services for the financial statements and in connection with the proposed listing of the Corporation's Common Shares on the New York Stock Exchange.

(3) These tax-related fees were incurred in connection with the RTO Transaction and other tax consulting fees involving subsidiaries of the Corporation.

Human Resources Committee

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives. It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The HR Committee met six (6) times during the most recently completed financial year, and is composed of the following three (3) independent directors:

• Mr. Duncan Middlemiss (Chair)

• Ms. Joannne Ferstman (not standing for re-election)

• Mr. Charles E. Page

Environmental and Sustainability Committee

The Environmental and Sustainability Committee is a committee of the Board of Directors of the Corporation to which the Board delegates its responsibility to oversee certain health, safety, corporate social responsibility and environmental matters and to recommend to the Board the steps to be taken in connection with these areas of activity.

The Environmental and Sustainability Committee has the general mandate to: (i) review the corporate policies and guidelines, systems and controls that are prepared and/or implemented by management in connection with the activities of the Corporation in respect of the work environment (occupational health, safety and training matters); (ii) the human environment (corporate social responsibility matters) and the physical environment (environmental matters); (iii) deals with all matters relating to these activities, including, without restriction, evaluating the Corporation's overall performance in respect of the above- described areas of activities as well as how the work, human and physical environments affect the Corporation, makes relevant recommendations to the Board in respect of any of the foregoing, and oversees the implementation and administration thereof.

The Environmental and Sustainability Committee met two (2) times during the most recently completed financial year, and is composed of the following three (3) directors:

• Mr. Éric Tremblay (Chair)

• Mr. John Burzinsky

• Ms. Marina Katusa (member since May 20, 2021)

• Mr. Sean Roosen

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) subject matters; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two

(2) subject matters.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for directors and to assist the Board in the assessment of the performance of the Board and its committees and of individual directors.

The Governance and Nomination Committee met four (4) times during the most recently completed financial year, and is composed of the following three (3) independent directors:

• Mr. Éric Tremblay (Chair)

• Ms. Michèle McCarthy

• Mr. Charles E. Page

Board Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2021, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board.

In addition, the results of the questionnaires are compiled by the Assistant Corporate Secretary and reviewed by Corporate Secretary and thereafter provided to the Lead Director, the Chair of the Governance and Nomination Committee and the Chief Executive Officer of the Corporation. The Lead Director may decide to contact each director and to conduct a confidential one-on-one meeting to discuss the results and any issues arising from the performance assessments. Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Board's Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee shall annually review the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses as of the date of this Circular:

SKILLS
Directors
Marina Katusa	10	✓	✓	✓	✓	✓	✓	✓	✓	✓
Michèle McCarthy	16	✓	✓		✓	✓	✓	✓	✓	✓
Duncan Middlemiss	16	✓	✓	✓		✓	✓	✓	✓	✓
Charles E. Page	16	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sean Roosen	16	✓	✓	✓	✓	✓	✓	✓	✓	✓
Éric Tremblay	16	✓	✓	✓	✓	✓	✓	✓	✓	✓

Notes:

(1) Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2) Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3) Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4) International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(5) Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).

(6) Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7) Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short- term incentives); and (iii) understand how to motivate people.

(8) Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9) Management: Ability to plan, operate and control various activities of a business.

The Governance and Nomination Committee is responsible for the orientation and education of new directors of the Corporation and ensure that they understand their role and responsibilities, and the contribution expected of them. In addition, the Governance and Nomination Committee will ensure that any new director will be given the opportunity to become familiar with the Corporation by meeting with the other directors and with the officers and representatives of the Corporation. The Corporation will provide the new directors with a comprehensive briefing of its business activities and finances and encourages directors to undergo training relating to the Corporation's corporate governance matters. As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Harassment Policy

On November 25, 2020, the Board of Directors adopted a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy"). The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment. The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HR Committee, the Chief Financial Officer and Vice President, Finance and the Vice President, Exploration.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

Securities Ownership Guidelines

In 2021, a formal securities ownership guideline (the "Guideline") for all non-executive directors and executive officers was adopted by the Board of Directors in order to further align the long-term interests of the Corporation's Shareholders and that of its non-executive directors and executive officers. The Guideline provides direction to non-executive directors and executive officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs.

The following table illustrates the amounts and levels established for the minimum requirement for non- executive directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and Directors	2.0 Times Basic Retainer and DSUs
Chief Executive Officer	3.0 Times Annual Base Salary Level
President, Chief Operating Officer, Chief Financial Officer and Vice President, Finance	2.0 Times Annual Base Salary Level

Newly elected or appointed directors and newly appointed executive officers have three years to comply with the ownership requirements from the date of election or appointment. Further to a salary increase, each Named Executive whose salary has been so increased shall also have three years to comply with the increased level of ownership requirements deriving from such salary increase, starting from the effective date of such increase. The method of calculation for the determination of the value of the securities held, is based on the Exchange closing price of the Common Shares of the Corporation on December 31st or, if this date is not a trading day, on the last Exchange trading day of the year.

Policy regarding the Diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On November 25, 2020, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy"), following recommendations of the Governance and Nomination Committee. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well- functioning Board, which will assist the Corporation to achieve its long-term goals.

At all times, the Corporation seeks to maintain a Board comprised of talented and dedicated directors with a mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates using objective criteria having due regard to the benefits of diversity and the needs of the Board.

In accordance with its Diversity Policy, the Board of Directors wishes to maintain at least thirty percent (30%) of women representation on the Board of the Corporation. The Board has not adopted formal targets for each of the other "designated groups" as defined in the Employment Equity Act, as the Board considers the representation of the "designated groups" in the process of selecting individual candidates.

With a view to enhancing Board diversity, the Governance and Nomination Committee will be guided by the following principles when recommending nominees for appointment to the Board:

• all candidates who are highly qualified based on their experience, expertise, skills and qualities; and

• candidates will be evaluated based upon their expertise with reference to skills identified as required by the Board in accordance with the director skills matrix.

In addition, when assessing the composition of the Board, the Governance and Nomination Committee's principal focus is on ensuring that the Board has the diverse experiences, skills and backgrounds needed to oversee collectively the business of the Corporation. The Governance and Nomination Committee takes a balanced approach when considering the extent to which personal characteristics are taken into account to ensure the Board can fulfill its role in all respects.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Diversity Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

The Corporation has achieved its target of having at least thirty percent (30%) of women representation on the Board of the Corporation with three of the current eight members of the Board, being Ms. Joanne Ferstman, Ms. Michèle McCarthy and Ms. Marina Katusa, who are female, which represents approximately 38% of the total number of Directors. Although, Ms. Joanne Ferstman will not be standing for re-election at the Meeting, women representation on the Board of Directors following the Meeting will be at approximately 33% (two women out of six Board members).

Policy regarding the Diversity in Corporate Talent

The Corporation is committed to diversity among its Management team. On November 25, 2020, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") following recommendations of the HR Committee.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity as defined in the Management Diversity Policy ("Diversity") to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

The Corporation believes that Diversity enriches discussions and performance of its team in the pursuit of its short and long-term corporate objectives. Furthermore, the Corporation believes promotion of Diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for senior management roles in light of the needs of the Corporation without focusing on a single Diversity characteristic and, accordingly, has not adopted specific corporate talent Diversity goals other than the gender representation target. As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

• promote Diversity within its team, with particular emphasis on gender diversity;

• promote the contribution of women and other members of the Designated Groups as defined in the Management Diversity Policy ("Designated Groups") to the success of the organization;

• assist in the development of women and other members of the Designated Groups within the organization through training, inside sponsorship and outside mentoring;

• for every open position within the organization, promote the candidacy of at least one female and a representation of the other members of the Designated Groups be considered as potential candidates;

• encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of Diversity;

• actively participate in internal and external initiatives to promote Diversity in its industry with specific focus on gender diversity; and

• provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation will aim to have 25% of senior management roles held by women. The Corporation has not adopted formal targets for each of the other members of the Designated Groups, as the Corporation considers the representation of the other members of the Designated Groups in the process of selecting individual candidates.

The Management Diversity Policy will be reviewed annually by the HR Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Management Diversity Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

As of the date hereof, Ms. Maggie Layman, Vice President, Exploration is the sole female of the eight members of senior Management, which represents 13% of senior Management.

As of the date of this Circular, the Corporation has a total of eight (8) Directors and nine (9) members of senior management (one of which is also director of the Corporation). The number and proportion of Directors and members of Senior Management who self-identify as being a member of the four Designated Groups are as follows:

Directors

Designated Group	Target	Number	Achievement
Women	30%	3	38%
Aboriginal Persons	n/a	0	n/a
Persons with Disabilities	n/a	0	n/a
Members of Visible Minorities	n/a	0	n/a

Senior Management

Designated Group	Target	Number	Achievement
Women	25%	1	13%
Aboriginal Persons	n/a	0	n/a
Persons with Disabilities	n/a	0	n/a
Members of Visible Minorities	n/a	0	n/a

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non- executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Board adopted on November 25, 2020, following the recommendations of the Governance and Nomination Committee, a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non- executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at https://osiskodev.com/about/#governance.

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive directors:

	AGED					GENDER		APPLICABLE TENURE		REGION
NAME
Marina Katusa	✓					✓		2034		✓
Michèle McCarthy				✓		✓		2032			✓
Duncan Middlemiss			✓				✓	2032			✓
Charles E. Page					✓		✓		2027(1)		✓
Éric Tremblay		✓					✓	2032				✓

Note

(1) Although Mr. Charles E. Page will reach the age of 72 years in 2024, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders.

Policy on Recovery of Incentive Compensation

On November 25, 2020, the Board, following the recommendation of the HR Committee, adopted a written Policy on Recovery of Incentive Compensation (the "Policy", also commonly known as a "Clawback Policy") which will apply to the Named Executives and other executive officers of the Corporation (including former executive officers). This Policy allows the Board, in its discretion, to establish and reserve the right to recover all or portion of (i) the short-term incentive program (the "Annual Incentive Compensation") and (ii) all cash based and equity based compensation awarded to the Corporation's Executive Officers (collectively, the "Incentive Compensation") in direct relation to and upon the occurrence of the following which shall be deemed an event that would require a recalculation:

(a) such amount received by a Named Executive or any other executive officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation's financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(b) a Named Executive or any other executive officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

(c) the Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

The Policy affects future awards made under the short-term and long-term incentive program. Further, Management of the Corporation will continue to monitor, in conjunction with the HR Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholders' best interests.

PART 6: NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

6.1 Directors Compensation

Retainer, attendance fees and share-based remuneration

The directors' total compensation was approved by the Board of Directors on December 22, 2020 and will be reviewed by the HR Committee on an annual basis. The HR Committee is of the opinion that the adopted compensation structure is reasonable and aligns the interests of directors with those of Shareholders over the long-term, particularly as equity is delivered in the form of DSUs.

The HR Committee oversees directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and its standing Committees are paid on a quarterly basis to non-executive directors only.

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "DSU Plan", and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and approximately $180,000 for the lead director ("Lead Director"). Furthermore, each new non- executive director is granted an initial one-time grant having a value of approximately $200,000 ($300,000 for the Lead Director). Such initial DSU grants (the "Initial DSU Grants") are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Non-executive directors are not eligible to receive Options.

All annual and initial DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees
(in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee
(payable to non-executive directors who are required to travel for at least four hours to
attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

6.2 Statement of Executive Compensation

Compensation governance

For purposes of this Circular, named executives ("Named Executives") of the Corporation means, at any time during the most recently completed financial year:

(a) The Corporation's chief executive officer ("CEO");

(b) The Corporation's chief financial officer ("CFO"); and

(c) The next two most highly compensated executive officers other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year.

During the Corporation's fiscal year ended December 31, 2021, the following individuals were Named Executives of the Corporation:

• Sean Roosen, Chair and Chief Executive Officer;

• Chris Lodder, President;

• Benoit Brunet, former Chief Financial Officer, Vice President, Finance and Corporate Secretary (January 1, 2021 to February 26, 2021);

• Alexander Dann, Chief Financial Officer and Vice President, Finance (since February 26, 2021)

• Luc Lessard, Chief Operating Officer.

The Board of Directors of the Corporation is responsible for establishing and administrating a compensation program for the Named Executives of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent directors.

The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

Succession Planning

As part of the mandate of the HR Committee, the members of the HR Committee shall have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee shall also monitor training and development programs of Management.

Compensation discussion and analysis

The compensation philosophy of the Corporation is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the Management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

In establishing the compensation programs for the Named Executives, the HR Committee shall monitor compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

In addition, the HR Committee shall monitor and review the inherent risks related to the compensation program.

Compensation Policy

As is typical in the mining industry, the Corporation's executive compensation policy is comprised of a combination of cash, Option grants and RSU grants to Named Executives.The Corporation's executive compensation philosophy shall take into account the following objectives:

• Attract, motivate and retain highly qualified and experienced executives;

• Recognize and reward contributions to the success of the Corporation as measured by the accomplishment of performance objectives;

• Ensure that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;

• Promote adherence to the high standards and values reflected in the Corporation's Code of Ethics;

• Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Corporation competes; and

• Protect long-term Shareholder interests by ensuring Named Executives and other interests are aligned with those of Shareholders.

The combination of base salaries, annual incentive, Option grants and RSU grants (which are full value phantom shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), reflects the Corporation's evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of Options and RSUs to Named Executives are made on an annual basis, at a moment deemed appropriate by the HR Committee. Annual incentive, Option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

For any grant, Options vest as to one third of the total grant at each of the first three anniversaries of such grant, unless otherwise decided by the HR Committee, as provided for in the SOP. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period. No long-term objectives have yet been set in connection with the annual grant of RSUs made in 2021. The HR Committee considers that such performance criteria improves Named Executives' alignment with Shareholders' interests and further promotes value creation and such long-term performance criteria will be approved in 2021.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives' alignment with Shareholder value creation. The SOP, RSU Plan and the DSU Plan are further described below.

Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. Through the review by Hugessen Consulting Inc. ("Hugessen"), the Corporation's objective is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels shall therefore take into account the overall corporate performance of the Corporation, comparative market data and individual performance.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on recommendation of the HR Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, with the exception of Mr. Brunet's and Mr. Dann's targets, which were established at 50%, the Board of Directors retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any Named Executive.

Long-Term Incentive Compensation

The HR Committee shall manage the Corporation's equity plans with full authority. The HR Committee shall consider ad hoc and annual grants of Options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The HR Committee, in turn, shall consider such recommendations and, as appropriate, shall make recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing Management's recommendation relating to grants under the Corporation's equity plans, the HR Committee and the Board of Directors may take into account past grants and factor in any such grants made by associate companies to any of the Corporation's Named Executives.

Options

The purpose of the SOP of the Corporation is to advance the interests of each subsidiary by encouraging the directors, officers, consultants and employees of the Corporation and its subsidiaries to acquire Common Shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and/or subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and/or subsidiaries. Under the policies of the Exchange, the Corporation's SOP will require annual Shareholder approval at each annual meeting of the Corporation.

The following is a summary of the principal terms of the SOP:

• The aggregate number of the Corporation's Common Shares to be delivered upon the exercise of all the Corporation's Options granted under the Corporation's SOP and pursuant to all other security based compensation arrangements shall not exceed the greater of ten percent (10%) of the issued and outstanding Common Shares of the Corporation at the time of granting of the Corporation's Options (on a non-diluted basis).

• Any increase in the issued and outstanding Common Shares of the Corporation will result in an increase in the available number of Common Shares issuable under the SOP, and any exercises of Options will make new grants available under the SOP effectively resulting in a re-loading of the number of the Corporation's Options available to grant under the SOP. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of the SOP.

• Subject to the provisions of the SOP and rules of the Exchange, the Corporation's Board, or the HR Committee of the Corporation, as applicable, shall have authority to construe and interpret the SOP and all Option agreements entered into in connection with the grant of Options under the SOP, to define the terms used in the SOP and in all Option agreements entered into thereunder, to prescribe, amend and rescind the terms of the SOP and to make all other determinations necessary or advisable for the administration of the SOP.

• The price per share at which any Common Share which is the subject of an Option may be purchased will be established by the Corporation or the HR Committee, as applicable, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, on the basis of the market price at the time the Option is granted, where "market price" shall mean the closing price of the Common Shares of the Corporation on the Exchange, on the trading date immediately preceding the date of the Option grant in question, subject to applicable laws and regulations; provided, however, that where there is no such closing price or trade on the trading date immediately preceding the date of the Option grant in question, then "market price" shall mean the closing price or trade on the immediately preceding trading date of such date in question on which Common Shares of the Corporation actually traded and for which there is a closing price on the Exchange.

• The period within which such Option shall be exercised (the "Option Period") shall be a period of time fixed by the Corporation's Board and set out in an agreement pursuant to which the Options are granted, not to exceed ten (10) years from the date the Option price is granted, provided that the Option Period shall be reduced with respect to any Option as provided in the Corporation's SOP and provided that the Option Period may be extended beyond ten (10) years where the expiry date falls within a blackout period.

• The maximum number of Common Shares which may be issued to any one optionee under the SOP together with any other security based compensation arrangement in any 12-month period shall not exceed 5% of the number of Common Shares outstanding (on a non-diluted basis) from time to time, unless disinterested Shareholder approval is obtained pursuant to the policies of the Exchange or any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation.

• The maximum number of Common Shares which may be issuable to any one consultant within any 12-month period under the SOP together with any other security based compensation arrangement shall not exceed 2% of the Common Shares outstanding on a non-diluted basis.

• The maximum number of Common Shares which may be issuable to all investor relations employee within any 12-month period, under the SOP together with any other security based compensation arrangement shall not exceed 2% of the Common Shares outstanding on a non-diluted basis.

• No Options can be granted under the SOP if the Corporation is on notice from the Exchange to transfer its listed shares to the NEX or while the Corporation's Common Shares trade on the NEX.

• The maximum number of Common Shares which may be issuable to all Insiders at any time under the SOP together with any other security based compensation arrangement shall not exceed 10% of the Common Shares outstanding (on a non-diluted basis) from time to time. The number of Common Shares issued to insiders within any one year period pursuant to all of the Corporation's security based compensation arrangements shall not exceed 10% of the number of outstanding Common Shares on a non-diluted basis.

• If a participant ceases to be an executive director, officer, consultant, employee or investor relations employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the Options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such cessation and ending 90 days thereafter (or if the participant is an investor relations employee, 30 days thereafter) or on the expiry date, whichever comes first.

• In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares of the Corporation or any part thereof shall be made to all holders of Common Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the Option granted within the thirty (30) day period next following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

• In the event that the term of an Option expires during such period of time during which insiders are prohibited from trading in the Common Shares as provided by the Corporation's insider trading policy, as it may be amended from time to time or within 10 business days thereafter, the Option shall expire on the date that is 10 business days following the blackout period.

• If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the SOP.

• The approval of the Board and the requisite approval from the Exchange and the Shareholders shall be required for any of the following amendments to be made to the SOP:

(a) an increase to the number of Common Shares issuable under the SOP or a change from a fixed maximum percentage plan to a fixed maximum number of shares;

(b) a reduction in the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a participant prior to its expiry for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c) an increase in the maximum number of Common Shares that may be issued to insiders within any one year period or that are issuable to insiders at any time as set out in the Exchange's Corporate Finance Manual;

(d) an extension of the term of any Option beyond the original expiry date, except as a result of a blackout period;

(e) any change to the definition of participant which would have the potential of broadening or increasing insider participation;

(f) the addition of any form of financial assistance;

(g) any amendment to a financial assistance provision which is more favourable to optionees;

(h) any amendment to the transferability of assignability of any rights under the SOP;

(i) any amendment that affects the power of the Board to amend the SOP; and

(j) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to SOP participants, especially Insiders, at the expense of the Corporation and its existing Shareholders.

• The Corporation's Board may, without Shareholder approval but subject to receipt of requisite approval from the Exchange, in its sole discretion, make all other amendments to the SOP including, without limitation:

(a) amendments of housekeeping nature, such as to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b) a change to the vesting provisions of an option or the SOP;

(c) amendments necessary as a result of changes in Securities Laws and other Laws applicable to the Corporation;

(d) if the Corporation becomes listed or quoted on a stock exchange or stock market senior to the Exchange, it may make such amendments as may be required by the policies of such senior stock exchange or market; and

(e) Subject to terms of the SOP and the rules of the Exchange, the exercise price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option and the date the Common Shares commenced trading on the Exchange, and the date of the last amendment of the exercise Price.

• An Option must be outstanding for at least one year before the Corporation may extend its term, subject to the limits contained in the SOP.

• Any proposed amendment to the terms of the SOP is subject to the rules of the Exchange.

• The Corporation shall obtain disinterested Shareholder approval prior to any of the following actions becoming effective:

(a) The SOP, together with all of the Corporation's other security based compensation arrangements, could result at any time in: (i) the number of Common Shares reserved for issuance under Options granted to insiders of the Corporation exceeding 10% of the outstanding Common Shares; (ii) the grant to insiders within a 12-month period of a number of Options exceeding 10% of the outstanding Common Shares; and (iii) the issuance to any one participant within a 12-month period, of a number of Common Shares exceeding 5% of outstanding Common Shares of the Corporation; or

(b) Any reduction in the exercise price of any Option previously granted to insiders of the Corporation.

Options Exercised during the Year

No Options were exercised during the financial year ended December 31, 2021.

Restricted Share Units (RSUs)

The purpose of the Corporation's RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under the Corporation's RSU Plan and the Shareholders.

The following is a summary of the principal terms of the Corporation's RSU Plan:

• The aggregate number of the Corporation's Common Shares reserved for issuance from treasury under the RSU Plan shall not exceed 4,000,000 Common Shares, provided, however, the number of the Corporation's Common Shares reserved for issuance from treasury under the RSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Share subject to a RSU which has been cancelled or terminated in accordance with the terms of the Corporation's RSU Plan without settlement will again be available under the RSU Plan.

• the Corporation's RSU Plan shall be administered by the HR Committee of the Corporation, which comes under the authority of the Board. The HR Committee of the Corporation has full power and authority to interpret the RSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the Corporation's RSU Plan within the limits prescribed by applicable legislation. The HR Committee of the Corporation designates, upon recommendation from the Chair and Chief Executive Officer or the President, from time to time and at their sole discretion, the executives and key employees of the Corporation or of a subsidiary who are entitled to participate in the Corporation's RSU Plan.

• The grant of RSUs under the RSU Plan is subject to a number of restrictions:

(a) the aggregate number of Common Shares which may be reserved for issuance to insiders under the Corporation's RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non- diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue to insiders under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

(d) within any twelve (12) month period the Corporation shall not issue to a consultant under the RSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding two percent (2%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Whenever cash or other dividends are paid on the Corporation's Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares of the Corporation. RSUs granted to a participant by reason of cash or other dividend shall be subject to the same vesting as the RSUs to which they relate. Notwithstanding the foregoing, nothing in the RSU Plan shall permit the Corporation to grant RSUs in excess of the maximum number of Common Shares reserved for issuance from treasury under the RSU Plan.

• Vesting and settlement provisions under the RSU Plan are as follows:

(a) Unless otherwise indicated by the HR Committee of the Corporation, upon grant (as to the vesting term) each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall be multiplied by the performance percentage determined by the Board upon vesting, provided however that should such performance percentage exceed 100%, then the Corporation shall be entitled to settle such amount that exceeds 100% in cash at its sole discretion. Notwithstanding the foregoing, the HR Committee of the Corporation may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee of the Corporation;

(b) Should a participant cease to be eligible under the RSU Plan pursuant to the termination of employment provisions of the RSU Plan, notwithstanding any benefits extension periods granted, any RSUs held by such participant shall expire within twelve (12) months from the date on which such participant ceases to be eligible and any vested RSUs granted to such participant must be settled, pursuant to the procedures outlined in the RSU Plan, within a maximum of ten (10) years following the date of grant;

(c) Following the vesting date, the participant shall elect to receive from the Corporation, as applicable (i) Common Shares issued from treasury equal in number to the vested RSUs in the participant's account, (ii) a lump sum payment in cash equal to the number of vested RSUs recorded in the participant's account multiplied by the market value of a Common Share on the settlement date, payable in the form of a cheque, or other payment method as determined by the HR Committee of the Corporation, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the participant (or his or her succession), the HR Committee of the Corporation, in its sole discretion, shall be entitled to settle the participant's account in any form provided for in the RSU Plan; and

(d) Upon an RSU change of control, all outstanding RSUs shall vest, irrespective of any performance vesting conditions.

• In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

• If a participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, or as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

• If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

(a) For each outstanding RSUs granted - fixed component:

• in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; or

• in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days included in the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant.

(b) For each outstanding RSUs granted - performance vesting:

• the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long-term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board.

• A voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the benefit plans or policies, unless the HR Committee of the Corporation decides otherwise at its sole discretion.

• The approval of the Board and the requisite approval from the Exchange and disinterested Shareholders of the Corporation shall be required for any of the following amendments to be made to the RSU Plan:

(a) any increase to the percentage of Common Shares reserved for issuance under the RSU Plan or a change from a fixed maximum percentage of shares to a fixed maximum number of Common Shares;

(b) any change to the definition of "participant" which would have the potential of broadening or increasing insider participation;

(c) remove or exceed the insider participation limit prescribed by the Exchange's Corporate Finance Manual; and

(d) any amendment that may modify or delete the amendment, suspension or termination section of the RSU Plan.

• The Board may, subject to receipt of requisite approval from the Exchange, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above including, without limitation:

(a) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which Common Shares of the Corporation are listed. If the HR Committee of the Corporation terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

• The rights and interests of a participant in respect of the RSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.

Deferred Share Units (DSUs)

The purpose of the Corporation's DSU Plan is to enhance the ability of the Corporation and its subsidiaries to attract and retain talented individuals to serve as members of the Board or of its subsidiaries and to promote alignment of interests between such persons and the Shareholders of the Corporation.

The following is a summary of the principal terms of the DSU Plan:

• The aggregate number of Common Shares reserved for issuance from treasury under the DSU Plan shall not exceed 3,000,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from the treasury under the DSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Shares subject to a DSU which has been cancelled or terminated in accordance with the terms of the DSU Plan without settlement will again be available under the DSU Plan.

• The DSU Plan is administered by the HR Committee of the Corporation which comes under the authority of the Board. The HR Committee of the Corporation has full power and authority to interpret the DSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the DSU Plan within the limits prescribed by applicable legislation. The HR Committee of the Corporation may designate, from time to time and at its sole discretion, the eligible Directors who are entitled to become DSU Plan participants.

• The grant of DSUs under the DSU Plan is subject to a number of restrictions:

(a) the aggregate number of Common Shares issuable at any time to insiders under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue to insiders under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the DSU Plan and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Whenever cash or other dividends are paid on Common Shares, additional DSU's will be automatically granted to each participant who holds DSU's on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the DSU Plan participant's DSU had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under this paragraph shall be subject to the same vesting as the DSUs to which they relate.

• In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of DSUs in the accounts maintained for each participant, provided that no fractional DSUs shall be issued to participants and the number of DSUs to be issued in such event shall be rounded to the nearest whole DSU.

• A participant may select a date on which the Corporation pays to a participant the market value of the DSU that have become vested and payable in cash or in Common Shares at the sole discretion of the HR Committee of the Corporation. Such date will fall in the period starting on the business day following termination and ending the last business day of the month of December of the year following termination.

• On the settlement date, the Corporation shall either (i) deliver to the participant, or his legal representative, Common Shares issued from treasury equal in number to one (1) Common Share for each DSU credited to the participant's account on the settlement date, (ii) pay the participant, or his legal representative, a lump sum cash payment equal to the market value of one (1) Common Share for each DSU credit to the participant's account on the settlement date payable in the form of a cheque, or other payment method as determined by the HR Committee of the Corporation, of any cash portion then payable to the participant, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the participant's DSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the participant (or his or her succession), the HR Committee of the Corporation, in its sole discretion, shall be entitled to settle the participant's account in any form provided for under the DSU Plan.

• If the settlement date in respect of any DSUs occurs during a blackout period, or within ten (10) business days after the expiry of a blackout period, then the settlement date shall be the date that is the tenth (10th) business day after the expiry of the blackout period, provided that such settlement date may not be later than the last business day of the month of December of the year following termination. If the revised settlement date is not a date that is prior to the last business day of the month of December of the year following termination, then the settlement date in respect of such DSUs shall, notwithstanding any other provision of the DSU Plan, be the last business day of the month of December of the year following termination.

• Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any participant to exercise voting rights or any other rights attaching to the ownership or control of Common Shares, nor shall any participant be considered the owner of any Common Shares pursuant to the DSU Plan.

• The approval of the Board and the requisite approval from the Exchange and the disinterested Shareholders of the Corporation (by simple majority) shall be required for any of the following amendments to be made to the DSU Plan:

(a) any increase to the percentage of Common Shares reserved for issuance under the DSU Plan or a change from a fixed maximum percentage of shares to a fixed maximum number of shares;

(b) any change to the definition of "participant" which would have the potential of broadening or increasing insider participation;

(c) remove or exceed the insider participation limit prescribed by the Exchange's Corporate Finance Manual; and

(d) any amendment that may modify or delete any of the foregoing provisions.

• The Board may, subject to receipt of requisite approval from the Exchange, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the above section including, without limitation:

(a) amend, suspend or terminate the DSU Plan in whole or in part or amend the terms of DSUs credited in accordance with the DSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to DSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable Laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which Common Shares are listed. If the HR Committee of the Corporation terminates the DSU Plan, DSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the DSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

• The rights and interests of a participant in respect of the DSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.

Employee Share Purchase Plan

In December 2021, the Board of Directors resolved to amend the Corporation's Employee Share Purchase Plan ("ESPP") in order to remove the vesting period and replace it with a holding period on the Common Shares issued as part of the Corporation's contributions and therefore allowing for an immediate vesting upon issuance of these Common Shares. The ESPP provides for the acquisition of Common Shares by eligible employees for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and officers of the Corporation and the designated affiliates or subsidiaries of the Corporation and to secure for the Corporation and the Shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation and designated affiliates or subsidiaries of the Corporation, it being generally recognized that employee share purchase plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation as well as aligning employees' interests with those of the Shareholders.

The following is a summary of the principal terms of the ESPP:

• The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 3,000,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from the treasury under the ESPP and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

• The ESPP is subject to a number of restrictions including the following:

(a) the aggregate number of Common Shares issuable to insiders, at any time, under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis;

(b) within any twelve (12) month period, the Corporation shall not issue insiders under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

(c) within any twelve (12) month period, the Corporation shall not issue to any one person (and companies wholly-owned by that person) under the ESPP and all other security based compensation arrangements of the Corporation and its subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

• Eligible employees who have provided services to the Corporation or any designated affiliate or subsidiary for at least 60 days shall, from time to time, be entitled to participate in the ESPP. The HR Committee of the Corporation, shall have the right, in its absolute discretion, to waive such 60 day period or to determine that the ESPP does not apply to any eligible employee; for greater certainty, an eligible employee who withdrew from the ESPP shall cease to be an eligible employee and shall not be allowed to participate in the ESPP, for the remaining term of the calendar year during which such withdrawal occurred.

• Any eligible employee may elect to contribute money to the ESPP, on an ongoing basis, if the eligible employee delivers to the Corporation, (i) a written notice of his or her intention to participate in the ESPP at least 10 business days before the beginning of any calendar quarter, and (ii) a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the eligible employee the eligible employee's contribution in equal instalments starting on the first day of such quarter. As part of the above written notice, the eligible employee will have to provide the Corporation with registration instructions for the issuance of the Common Shares to be issued to the eligible employee under the ESPP. A written notice from the eligible employee shall be deemed to be a confirmation by the eligible employee that such eligible employee accepts the terms of the ESPP as such terms may exist or be amended from time to time.

• The eligible employee contribution shall be a minimum of $100 a month but in no event shall the eligible employee's contribution exceed 10% (unless otherwise specified by the HR Committee of the Corporation), before deductions, of the eligible employee's base annual salary subject to a maximum contribution of $1,250 per month. The eligible employee contributions shall be subject to the limits set out in the ESPP.

• Under the ESPP, an eligible employee shall automatically cease to be entitled to participate in the ESPP, upon termination of the employment of the eligible employee with or without cause by the Corporation or the designated affiliate or subsidiary of the Corporation or cessation of employment of the eligible employee with the Corporation or a designated affiliate or subsidiary of the Corporation as a result of resignation or otherwise other than retirement of the eligible employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy (as such policy may be established or revised from time to time at the discretion of Corporation and subject to applicable laws) or earlier with the Corporation's consent.

• The HR Committee of the Corporation, authorized by the Board to oversee the ESPP, has the rights, without the approval of the Shareholders of the Corporation, to:

(a) suspend or terminate and to re-instate the ESPP, and

(b) approve any amendment to the ESPP, not contemplated under the section requiring Shareholders' approval including, but not limited to:

- any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the ESPP for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP, correcting grammatical or typographical errors and amending the definitions contained in the ESPP;

- any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Exchange, or to otherwise comply with any applicable Laws or regulation;

- any amendment to the vesting provisions of the ESPP;

- any amendment to the provisions concerning the effect of the termination of an eligible employee employment or services on such eligible employee's status under the ESPP; and

- any amendment respecting the administration or implementation of the ESPP.

(c) with the approval of the Shareholders, to make any of the following amendments to the ESPP:

- any increase to the number of Common Shares issuable from treasury under the ESPP or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

- an amendment to the level of the Corporation's contribution;

- an amendment to the contribution mechanism relating to the Corporation's contribution;

- any amendment to the categories of persons who are eligible employees;

- any amendment that may modify or delete the suspension, termination or amendment section of the ESPP; or

- remove or exceed the insider participation limit prescribed by the Exchange's Corporate Finance Manual.

A copy of the Corporation's SOP, ESPP, DSU Plan and RSU Plan are available on the Corporation's website at https://osiskodev.com/about/#governance.

6.3 Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2021, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2021, the Corporation had 133,203,232 Common Shares issued and outstanding and 13,320,323 Common Shares were available for future issuance in the aggregate under all equity based compensation plans.

	Number of Common Shares to be		Weighted Average	Number of Common Shares Remaining
	Issued Upon Exercise of		Exercise Price of	Available for Future Issuance Under the
	Outstanding Options, DSUs or RSUs		Outstanding	Equity Compensation Plans
	(#) and (% of the issued and		Options	(#) and (% of the issued and outstanding
Plan Category	outstanding Common Shares(5))		($)	Common Shares)(6)
Equity Compensation Plans of the
Corporation approved by the
Shareholders:	2,093,600	1.57%	7.07	11,226,723
• Stock Option Plan(1)
Equity Compensation Plans of the Corporation not approved by the Shareholders

	n/a
• Employee Share Purchase Plan(2)				2,964,77
• Deferred Share Unit Plan(3)	239,350	0.18%		2,760,650
• Restricted Share Unit Plan(4)	1,036,180	0.78%		2,963,820
Total:	3,369,130	2.53%	7.07

NOTES:

(1) The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under this plan and under all other security based compensation arrangements shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation at the time of granting of Options (on a non-diluted basis).

(2) The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 3,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. As of December 31, 2021, 35,223 Common Shares were issued un the ESPP.

(3) The aggregate number of Common Shares reserved for issuance from treasury under the DSU Plan shall not exceed 3,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

(4) The aggregate number of Common Shares reserved for issuance from treasury under the RSU Plan shall not exceed 4,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under this plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

(5) Percentages are rounded to the nearest decimal.

(6) While the total of the number of Common Shares remaining available for future issuance under the equity compensation plans exceeds 10% of the issued and outstanding Common Shares, the Corporation cannot issue more than 10% of the issued and outstanding Common Shares under such plans. As of December 31, 2021, including the 35,223 Common Shares issued pursuant to the ESPP, there are approximately 2.55% securities issued and outstanding pursuant to all equity compensation plans.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

6.4 Oversight and Description of Director and Named Executive Compensation

Executive Officers

The Corporation's executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

Objectives of the Executive Compensation Program

The Corporation's compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward team efforts for meeting short-term and long-term objectives. In 2021, new employment agreements were executed by each of the Named Executives of the Corporation.

Although, in the case of Mr. Roosen, it was intended that the value of his total compensation preceding the RTO transaction would be equally shared between the Corporation and Osisko Gold, the HR Committee retained the services of Hugessen to review and assess the key components of the Named Executives overall compensation, particularly the target compensation approach for Mr. Sean Roosen in his new capacity as Chair and Chief Executive Officer of the Corporation and as Executive Chair of Osisko Gold. As part of its review, Hugessen and the HR Committee of the Corporation and the Human Resources Committee of Osisko Gold assessed the approached in determining Mr. Roosen's annual target pay to reflect his separate roles and time between the Corporation and Osisko Gold. Accordingly, the Corporation's and Osisko Gold's respective Human Resources Committees (the "Committees"), with the assistance of Hugessen, discussed and evaluated the guiding compensation principles based on his responsibilities and time investment. The Committees considered the autonomy in determining pay to fulfil their fiduciary duty, recognizing Osisko Gold's actual interest in the Corporation and its intention to reduce such interest over time. In addition, the Committees reviewed the long-term and short-term compensation benefits, discussed Mr. Roosen's pay target as Chair and Chief Executive Officer of the Corporation and reviewed benchmarking of pay components adopted by peers for CEO compensation or any other equivalent role. The Committees concluded that overall compensation for Named Executives was appropriate, except for Mr. Roosen, whose compensation has been determined separately for each of the companies, each assuming the respective compensation components according to the terms of Mr. Roosen's new employment contracts with the Corporation and Osisko Gold. The newly determined compensation components of Mr. Roosen as Chair and Chief Executive Officer of the Corporation are reflected in the Named Executive and Director Compensation table below.

Executive Compensation Strategy

Named Executives do not control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, and regulatory uncertainty. Compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

Total Compensation Components

The HR Committee believes that the objective of Named Executives' compensation practices should be to align the total Compensation with that of similar sized companies. For the calendar year 2021, the HR Committee, considered the advice of Hugessen Consulting Inc., further to their analysis of, among other things, the remuneration paid by a peer group of companies including: Lundin Gold Inc., K92 Mining Inc., Seabridge Gold Inc., Wesdome Gold Mines Ltd., Orla Mining Ltd., Osisko Mining Inc., Sabina Gold & Silver Corp., Victoria Gold Corp., McEwen Mining Inc., Calibre Mining Corp., and Karora Resources Inc. Total direct compensation is the total of base salary, annual incentive bonus and the value of equity-linked long- term incentive compensation.

Elements	Description	Objectives

Base Salary	Base salary is generally determined through an analysis of a comparator group. It reflects the capability of the individual as demonstrated over an extended period of time.	Attraction, retention and motivation; Annual salary adjustments as appropriate.

Annual Incentive	Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.	Pay for performance Align with business strategy Attraction, retention and motivation.

Long-Term Incentives	Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.	Align to Shareholder interests; Pay for performance; Attraction, retention and motivation.

Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance.	Attraction and retention.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on the recommendation of the HR Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the HR Committee reviews the realization of the Corporation's objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The HR Committee also meets in camera to discuss this matter.

The Corporation's 2021 short-term key objectives (the "2021 Key Objectives") consist of elements included in the following four main criteria: (i) Performance; (ii) Financial; (iii) Project Development; and (iv) ESG.

Assessment of 2021 Key Objectives by the HR Committee

The 2021 Key Objectives were approved by the Board of Directors, upon recommendation of the HR Committee. Such objectives provided for hurdle rates which could result in payment ranging from 0% to a maximum of 200%, depending on the assessment of the achievement of approved objectives by the management team. The HR Committee monitored the progress made by Management toward achieving said objectives. The HR Committee reviewed achievements against the Corporation's objectives, discussed with Management and thereafter, the HR Committee met in camera to discuss and consider the payout under the short-term incentive program.

The HR Committee provided its recommendation to the Board which also deliberated with the presence of senior members of Management and determined and approved the following assessment of the 2021 Key Objectives set forth below:

2021 STIP Suggested Criteria		Comments	Weight (%)	Achievement (%)
1.	PERFORMANCE: Increase Market capitalization to $1 billion	This objective was not met.	10	0
2.	FINANCIAL: Raise $30 million for Exploration	This objective was met.	20	20
3.	PROJECT DEVELOPMENT: Advance the Cariboo (Bonanza Ledge II, Cariboo and Cow) and San Antonio Projects:

Progress were realized on all four projects however some of the objectives were not fully met and others were not achieved either for internal reason or because of factors over which the Corporation had no control.

On Bonanza Ledge II, the processing target was exceeded but the overall operation underperformed.

The Permitting Schedule at Cariboo remains on target but the objectives relating to the reserves increase and the release of the feasibility study were not achieved.

The bulk sample permit was obtained at Cow Mountain but, as a result of cost containment, no material development was achieved.

The development of the San Antonio project continues however stacking of material on the leach pad was made at a lower than expected rate. This objective was partially met.

			55	35

2021 STIP Suggested Criteria	Comments	Weight (%)	Achievement (%)
4. ESG: a) Health and Safety b) Environment c) CommunityRelations

Some of the ESG objectives set for 2021 were affected by the impact of the COVID-19 pandemic in certain of the communities where the Corporation is present and, in certain circumstances, decisions were made to bifurcate such objectives to better respond to the needs of local communities. This flexibility was taken into account by the Board in assessing the achievement of such objectives.

Health and Safety
The Corporation experienced few loss-time accidents, including among its contractors' crew. While implementation of a health and safety management system was not carried out, the Corporation reacted very early to the impact of the pandemic and managed the COVID-19 complexity successfully at its operations.

Environment
No environmental non-compliances were received at the Cariboo project and several corrective measures for past activities are being implemented, including in connection with the newly installed water treatment plant at the QR mill. Some reclamation and development work were, however deferred or delayed.

The management team at the San Antonio project successfully managed with the relevant authorities the favorable resolution of legacy issues relating to the former operator and provided for the proper timing for delivery of the required closure plan (including for past copper operation) at the end of the current project.

Community Relations
The Corporation maintains its regular meetings in Wells, British Columbia to update and engage with the community on the Cariboo project and is pursuing the negotiation of agreements with neighbouring First Nation Communities.

At the San Antonio project, the Corporation improved municipal infrastructure and responded to specific needs of the neighbouring community by delivering a fully equipped ambulance rather than achieving other planned social infrastructure.

This objective was partially met.

		15	7.5
	TOTAL	100	62.5
	Premium for COVID-19 risks		2.5

Further to such review and taking into account the required travelling and working in the field during the COVID-19 pandemic, the HR Committee provided a recommendation to the Board to include a 2.5% premium for COVID-19 related risks, therefore establishing the overall achievement to 65%.

6.5 Named Executive and Director Compensation, excluding Compensation Securities

The following table details all compensation paid to the Corporation's Named Executives and Directors for the fiscal years ended December 30, 2021 and December 30, 2020:

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation(5) ($)	Total Compensation ($)
John Burzynski Director(1)	2021	40,000	n/a	20,000	n/a	46,027	106,027
	2020	3,913	n/a	3,489	n/a	200,000	207,402
Joanne Ferstman Director(1)	2021	40,000	n/a	44,500	n/a	46,027	130,527
	2020	3,913	n/a	6,978	n/a	200,000	210,891
Marina Katusa, Director(2)	2021	24,505	n/a	10,563	n/a	200,000	235,069
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Michèle McCarthy Director	2021	40,000	n/a	55,000	n/a	46,027	141,027
	2020	3,913	n/a	6,946	n/a	200,000	210,859
Duncan Middlemiss Director	2021	40,000	n/a	49,500	n/a	46,027	135,527
	2020	3,913	n/a	7,467	n/a	200,000	211,380
Charles E. Page Lead Director	2021	100,000	n/a	41,500	n/a	69,041	210,541
	2020	9,783	n/a	5,478	n/a	300,000	315,261
Éric Tremblay Director	2021	40,000	n/a	38,000	n/a	46,027	124,027
	2020	3,913	n/a	4,957	n/a	200,000	208,870
Sean Roosen Chair of the Board and CEO	2021	525,000	341,250	n/a	n/a	1,575,000	2,441,250
	2020	35,311	42,551	n/a	n/a	973,700	1,051,562
Benoit Brunet(3) Former CFO, Vice President, Finance and Corporate Secretary	2021	39,333	n/a	n/a	n/a	n/a	39,333
	2020	23,213	12,969	n/a	n/a	243,516	279,698
Alexander Dann, CFO and Vice President, Finance(4)	2021	224,520	73,000	n/a	n/a	556,250	853,770
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Chris Lodder(6) President	2021	425,000	276,250	n/a	n/a	1,879,600	2,580,850
	2020	41,803	46,088	n/a	n/a	486,668	574,559
Luc Lessard(6) Chief Operating Officer	2021	313,000	233,450	n/a	n/a	1,078,627	1,625,077
	2020(7)	n/a	n/a	n/a	n/a	291,928	291,928

NOTES:

(1) Ms. Joanne Ferstman and Mr. John Burzynski are not standing for re-election as directors of the Corporation at the Meeting.

(2) Ms. Marina Katusa was appointed to the Board of Directors of the Corporation on May 20, 2021.

(3) Mr. Benoit Brunet ceased to act as Vice President, Finance, Chief Financial Officer and Corporate Secretary of the Corporation on February 26, 2021.

(4) Mr. Alexander Dann was appointed as Vice President, Finance and Chief Financial Officer of the Corporation effective February 26, 2021. The amount relative to all other compensation also includes an initial grant of stock options based on his hiring employment terms effective February 5, 2021.

(5) The annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months. The value of all other compensation, includes the value of DSUs, Options and RSUs on the respective date of grant as further described in the table under section 6.6 entitled "Stock Options and Other Compensation Securities".

(6) The grants of RSUs of June 1st, 2021 constituted a one-time grant made in connection with the cancellation of RSUs originally granted to Mr. Chris Lodder and Mr. Luc Lessard by Osisko Gold and replaced by RSUs of the Corporation; such grant is not part of regular compensation.

(7) Mr. Luc Lessard was appointed on November 25, 2020 as Chief Operating Officer of the Corporation and ceased to act as Senior Vice President, Technical Services of Osisko Gold, effective as of January 1st, 2021. On December 22, 2020, Mr. Lessard received an initial grant of Options in the context of the Corporation's RTO Transaction.

6.6 Stock Options and Other Compensation Securities

The following table lays out all compensation securities granted or issued to the Corporation's Named Executives and directors by the Corporation or one of its subsidiaries during the fiscal year ended December 31, 2021, for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries:

Compensation Securities
Name and Position	Type of Compensation Security*	Number of Compensation Securities, number of Underlying Securities and Percentage of Class(1)	Date of Issue or Grant (m-d-y)	Issue Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date (m-d-y)
John Burzynski(2)	DSUs(3)	6,400	05-14-2021	7.14	7.14	$4.06	n/a
Joanne Ferstman(2)	DSUs(3)	6,400	05-14-2021	7.14	7.14	$4.06	n/a
Marina Katusa(4)	DSUs(3)	27,030	05-20-2021	7.40	7.40	$4.06	n/a
Michèle McCarthy	DSUs(3)	6,400	05-14-2021	7.14	7.14	$4.06	n/a
Duncan Middlemiss	DSUs(3)	6,400	05-14-2021	7.14	7.14	$4.06	n/a
Charles E. Page	DSUs(3)	9,700	05-14-2021	7.14	7.14	$4.06	n/a
Éric Tremblay	DSUs(3)	6,400	05-14-2021	7.14	7.14	$4.06	n/a
Sean Roosen	Options(5)	118,900(6)	06-23-2021	7.10	7.10	$4.06	06-23-2026
		70,100	08-16-2021	5.63	5.63	$4.06	08-16-2026
	RSUs	91,100(6)	06-23-2021	7.10	7.10	$4.06	06-23-2024
		53,100	08-16-2021	5.63	5.63	$4.06	08-16-2024
Alexander Dann(7)	Options(5)	31,600	02-05-2021	8.10	8.10	$4.06	02-05-2026
	Options(5)	47,600	06-23-2021	7.10	7.10	$4.06	06-23-2026
	RSUs	36,500	06-23-2021	7.10	7.10	$4.06	06-23-2024
Chris Lodder	Options	107,900	06-23-2021	7.10	7.10	$4.06	06-23-2026
	RSUs	123,810(8)	06-01-2021	7.29	7.29	$4.06	06-01-2026
		82,700	06-23-2021	7.10	7.10	$4.06	06-23-2026
Luc Lessard	Options	85,300	06-23-2021	7.10	7.10	$4.06	06-23-2026
	RSUs	151,810(8)	06-01-2021	7.29	7.29	$4.06	06-01-2026
		108,400	06-23-2021	7.10	7.10	$4.06	06-23-2026

Notes:

(*) The vesting of DSUs, Options and RSUs is as follows: DSUs shall vest one day prior to the Corporation's next annual meeting of shareholders; Options vest as to one third of the total grant at each of the first three anniversaries of such grant; and RSUs vest as to one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period.

(1) None of the compensation securities have been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

(2) Mr. John Burzynski and Ms. Joanne Ferstman will not be standing for re-election at the Meeting and their tenure as directors will end on April 26, 2022 following the Meeting.

(3) The annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

(4) Ms. Marina Katusa was appointed as a director of the Corporation on May 20, 2021. The information outlined in this section represents the grants of securities to Ms. Katusa for the period May 20, 2021 to December 31, 2021.

(5) As of the date of this Circular, none of the Options granted during the most recently completed financial year have vested.

(6) This grant represents an adjustment following the review of Mr. Roosen's compensation in 2021.

(7) Mr. Alexander Dann was appointed as CFO and Vice President, Finance of the Corporation on February 26, 2021. The information outlined in this section represents the grants of securities to Mr. Dann for the period February 8, 2021 to December 31, 2021.

(8) The grants of RSUs of June 1st, 2021 constituted a one-time grant made in connection with the cancellation of RSUs originally granted to Mr. Chris Lodder and Mr. Luc Lessard by Osisko Gold and replaced by RSUs of the Corporation; such grant is not part of regular compensation.

6.7 Exercise of Compensation Securities by Directors and Named Executive Officers

No compensation securities were exercised by any director or NEO during the most recently completed financial year.

6.8 Termination and Change of Control Benefits

In 2021, the Corporation entered into new employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the potential payments and benefits under the employment agreements to which the Named Executive Officers would have been entitled if a termination of employment without cause or change in control occurred on December 31, 2021.

The employment agreements include the following:

A. Termination without cause:

(1) Base salaries average annualized bonus paid or declared in the last two years:

• a payment equal to one and half (1.5) times the annual base salary and the average annualized bonus paid or declared in the last two years.

(2) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of time equal to one and a half (1.5) years from the cessation of the Named Executive's employment (the "Extended Benefits Period").

(3) Unvested equity acceleration:

• any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executives shall also be entitled to exercise options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change in Control, the Named Executives will be entitled to the following severance payment:

B. Change in control ("CoC"):

(1) Base salaries average annualized bonus paid or declared in the last two years:

• a payment equal to two (2.0) times the annual base salary and the average annualized bonus paid or declared in the last two years.

• the Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

• in the event the CoC event is deemed by the Board of Directors to be "hostile", CoC severance payments may also be made to Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

(2) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of time equal to two years from the cessation of the Named Executive's employment.

(3) Unvested equity acceleration:

• All unvested options and RSUs vest, irrespective of any performance conditions.

6.9 Pension Benefits

The Corporation does not have a pension plan that provides for payments or benefits to the Named Executives, nor to the directors.

PART 7: OTHER INFORMATION

7.1 Indebtedness of Directors and Executive Officers

As of March 14, 2022, no director, officer, employee, proposed nominee for election as a director of the Corporation or any of their respective associates, nor any former executive officer, director and employee of the Corporation, has been indebted, or is presently indebted, to the Corporation or any of its subsidiaries, or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. During the year ended December 31, 2021, the Corporation did not grant any loan to such persons.

7.2 Interest of Informed Persons in Material Transactions

Since the commencement of the Corporation's most recently completed fiscal year, no director or Named Executive of the Corporation, no director or executive officer of an entity that is itself an informed person or a subsidiary of the Corporation or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

7.3 Management Contracts

The Corporation entered into a Technical Service Agreement as of January 1, 2021, whereby the Corporation shall provide technical services to Osisko Gold. For the year ended December 31, 2021, the Corporation provided technical services to Osisko Gold pursuant to such agreement. The management functions of the Corporation are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation.

7.4 Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Other than as specifically discussed under Part 2 - Business of the Meeting of this Circular, no director, executive officer or proposed nominees for election as a director of the Corporation, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

7.5 Shareholder Proposals for the 2022 Annual Meeting

The final date for submitting Shareholder proposals to the Corporation for the next Annual Meeting of the Shareholders is December 29, 2022.

7.6 Additional Information

Additional information regarding the Corporation and its business activities is available on SEDAR at www.sedar.com. A copy of the Corporation's audited financial statements and management discussion and analysis (MD&A) for the financial year ended December 31, 2021, may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 or by e-mail to info@osiskodev.com.

7.7 Approval of Directors

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

DATED at Montréal, Québec, 24th day of March, 2022.

ON BEHALF OF THE BOARD

OF OSISKO DEVELOPMENT CORP.

SCHEDULE "A"

BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of Osisko Development Corp. (the "Corporation") is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 10 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("58-101").

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the by-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer ("CEO"), the President and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains "independent" within the meaning of 58-101;

(x) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z) approving major investments related to development, construction and production of the Corporation's mining projects;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc) reviewing and approving, with the involvement of the Governance and Nomination Committee, the content of the principal communications by the Corporation to its shareholders, analysts and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

SCHEDULE "B"

AUDIT AND RISK COMMITTEE CHARTER

OSISKO DEVELOPMENT CORP.

(the "Corporation")

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the board of directors of the Corporation (the "Board of Directors"):

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5. in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

• as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence"); and

• a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of Regulation 52-110.

A report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of Regulation 52-110 - Audit Committees ("Regulation 52-110") and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of by-laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to be at all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors judgements about the quality of the entity's accounting principles; and

• reviews of interim financial information conducted by the external auditors.

(iv) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor (as applicable) the Corporation's risk management program including the revenue protection program. This function should include:

⮚ risk assessment;

⮚ quantification of exposure;

⮚ risk mitigation measures; and

⮚ risk reporting;

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(v) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(vii) to periodically review with management the need for an internal audit function; and

(viii) to review, and discuss with the Corporation's Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions;

5. to create an agenda for the ensuing year;

6. to review quarterly the expenses of the Chief Executive Officer;

7. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

• perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and

• Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.